Kennedy-Wilson Holdings, Inc.

151 S El Camino Drive

Beverly Hills, California 90212

January 31, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness

Kennedy-Wilson Holdings, Inc.

Registration Statement on Form S-3

(File No. 333-235472)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Kennedy-Wilson Holdings, Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-3 filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on February 5, 2020, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

Kennedy-Wilson Holdings, Inc.

By: /s/ Justin Enbody
Name: Justin Enbody
Title: Chief Financial Officer